United States securities and exchange commission logo





                          September 5, 2023

       Paul Wagner, Ph.D.
       Chief Executive Officer
       Forte Biosciences, Inc.
       3060 Pegasus Park Drive, Building 6
       Dallas, Texas 75247

                                                        Re: Forte Biosciences,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 29,
2023
                                                            File No. 333-274257

       Dear Paul Wagner:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Dan Koeppen, Esq.